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As filed with the Securities and Exchange Commission on November 24, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FIREPOND, INC.
(Name of Subject Company (Issuer))

FIRE TRANSACTION SUB, INC.
JAGUAR TECHNOLOGY HOLDINGS, LLC
RIVERLAND ENTERPRISES LLC
Douglas B. Croxall
Daniel S. Laikin
(Name of Filing Persons (Offerors))

Common Stock par value $0.10 per share
(Title of Class of Securities)

318224 10 2
(CUSIP Number of Class of Securities)

Douglas B. Croxall
President
Jaguar Technology Holdings, LLC
74-785 Highway 111, Suite 103
Indian Wells, California 92210
Telephone: (760) 674-1074
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)

Copy to:

Allen Z. Sussman, Esq.
Morrison & Foerster LLP
555 West Fifth Street, Suite 3500
Los Angeles, California 90013-1024
Telephone: (213) 892-5200

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$11,594,422	$938***

*
Estimated for purposes of calculating the filing fee. This calculation assumes the purchase of 3,669,121 shares of common stock of FirePond, Inc. at the tender offer price of $3.16 per share of common stock.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals 0.008090% of the value of the transaction.

***
Filing fee was previously paid. See below.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$938	Filing parties:	Fire Transaction Sub, Inc. and Jaguar Technology Holdings, LLC
Form or Registration No.:	Schedule TO-T	Date filed:	October 23, 2003
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 3 to Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on October 23, 2003, Amendment No. 1 filed on October 24, 2003 and Amendment No. 2 filed on November 14, 2003 by Jaguar Technology Holdings, LLC, a Delaware limited liability company ("Parent"), and Fire Transaction Sub, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Parent. This Schedule TO relates to the third party offer (the "Offer") by Purchaser to purchase all of the outstanding shares of common stock, par value $0.10 per share (the "Shares"), of FirePond, Inc., a Delaware corporation (the "Company"), for $3.16 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

        The information in the Offer is incorporated herein by reference in answer to all applicable items in this Schedule TO, except as otherwise set forth below.

Item 3. Identity and Background of Filing Person.

        (a)   This Schedule TO is filed by Parent, Purchaser, Riverland Enterprises LLC, Douglas B. Croxall and Daniel S. Laikin (the "Filing Persons"). The business address of each of Parent and Purchaser is 74-785 Highway 111, Suite 103, Indian Wells, California 92210. The business address of Riverland Enterprises LLC and Mr. Croxall is 9595 Wilshire Blvd., Suite 711, Beverly Hills, California 90212. The business address of Mr. Laikin is 9920 Towne Road, Carmel, Indiana 46032. The business telephone number of each of Parent and Purchaser is (760) 674-1074. The business telephone number of Riverland Enterprises LLC and Mr. Croxall is (310) 385-0200. The business telephone number of Mr. Laikin is (317) 756-7777.

Item 4. Terms of the Transaction.

        On November 24, 2003, the Purchaser extended the Expiration Date of the Offer until 12:00 midnight, New York City time, on December 2, 2003, unless the Offer is extended to a later date. The full text of a press release issued by Parent on November 24, 2003 announcing the extension of the Expiration Date of the Offer is filed as Exhibit (a)(5)(D) hereto.

Items 1 through 9 and Item 11

In the Summary Term Sheet of the Offer to Purchase, the first query and response on page 1 is amended and restated as follows:

  Who is offering to buy my securities?

    •
    We are Fire Transaction Sub, Inc., a newly formed Delaware corporation and a wholly-owned subsidiary of Jaguar Technology Holdings, LLC, a Delaware limited liability company. We were organized in connection with this offer and have not carried on any activities other than in connection with this offer.

    •
    Parent is Jaguar Technology Holdings, LLC, a newly formed Delaware limited liability company that seeks acquisitions and strategic relationships in the technology sector.

    •
    Riverland Enterprises LLC is the managing member of Parent. Riverland provides strategic advisory services to companies and holds and manages investments.

    •
    Daniel S. Laikin is the non-managing member of Parent.

    •
    Douglas B. Croxall is the sole and managing member of Riverland Enterprises. He is also the President of Fire Transaction Sub, Inc.

    •
    See Section 8 for more information about these individuals and companies.

Section 5 of the Offer to Purchase is amended and restated as follows:

  5.    United States Federal Income Tax Consequences.

          The following is a description of the United States federal income tax consequences of the Offer and the Merger to stockholders of the Company whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The discussion does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of the Company. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to stockholders of the Company in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This discussion does not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to other types of stockholders (such as insurance companies, tax-exempt organizations, financial institutions, broker-dealers and persons who hold their Shares as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment) who may be subject to special rules. This discussion does not discuss the United States federal income tax consequences to any stockholder of the Company who, for United States federal income tax purposes, is a nonresident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws. The tax consequences of the Offer and Merger to holders who hold their shares through a partnership or other pass-through entity will generally depend upon the holder's status for U.S. federal income tax purposes. No ruling as to any matter discussed in this Section 5 has been requested or received from the United States Internal Revenue Service.

          BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH STOCKHOLDER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW AND THE PARTICULAR TAX EFFECTS OF THE OFFER AND THE MERGER ON A BENEFICIAL HOLDER OF SHARES, INCLUDING THE APPLICATION AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL AND FOREIGN TAX LAWS AND OF CHANGES IN SUCH LAWS.

          The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and possibly for state, local and foreign income tax purposes as well. In general, a stockholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the stockholder's adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a stockholder's holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum United States federal income tax rate of 15%. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Limitations apply to the use of a stockholder's capital losses. Capital gain recognized by a corporate taxpayer will be subject to tax at the rates applicable to that corporation. Capital losses recognized by an individual in any tax year may be used to offset capital gains for that year plus up to $3,000 in ordinary income for that year. Capital losses not utilized in any taxable year by an individual may be carried forward indefinitely and allowed to offset capital gains plus $3,000 of ordinary income in any future taxable year. Capital losses recognized by a corporation upon the sale of capital assets are allowed only to the extent of gains from the sale of capital assets. Capital losses not utilized in any taxable year by a corporation generally must first be carried back and applied against capital gains in the three preceding taxable years and then may be carried forward and allowed to the extent of capital gains in the five succeeding taxable years.

          Under the backup withholding provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service a portion of the amount of any payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments to stockholders of the offer price for Shares purchased pursuant to the Offer, each such stockholder must provide the Depositary with such stockholder's correct taxpayer identification number and certify that such stockholder is not subject to backup withholding by completing the substitute Form W-9 in the Letter of Transmittal or alternative certification described in the Letter of Transmittal. See Instruction 8 of the Letter of Transmittal and "Important Tax Information" contained therein.

Section 8 of the Offer to Purchase is amended and restated in its entirety as follows:

  8.    Certain Information Concerning the Bidders.

          General.    Parent is a Delaware limited liability company with its principal offices located at 74-785 Highway 111, Suite 103, Indian Wells, California 92210. The telephone number of Parent is (760) 674-1074. Parent's principal business is the acquisition and operation of mission critical technology companies. Parent has not carried on any activities to date other than those incident to its formation, entering into the Merger Agreement and related matters. The members of Parent consist of Riverland Enterprises LLC ("Riverland"), which is the managing member, and Daniel S. Laikin.

          The Purchaser is a Delaware corporation with its principal offices located at located at 74-785 Highway 111, Suite 103, Indian Wells, California 92210. The telephone number of the Purchaser is (760) 674-1074. The Purchaser is a wholly owned subsidiary of Parent. The Purchaser was formed for the purpose of making a tender offer for all of the common stock of the Company and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

          Riverland is a Delaware limited liability company with its principal offices located at 9595 Wilshire Blvd., Suite 711, Beverly Hills, California 90212. The telephone number of Riverland is (310) 385-0200. Riverland is a single-member limited liability company whose sole member is Douglas B. Croxall, who is also the sole officer and director of the Purchaser. The principal business of Riverland is to hold and manage investments in various companies and provide strategic advisory services.

          Parent, Purchaser, Riverland, Douglas Croxall and Daniel Laikin are referred to collectively throughout this Section 8 as the "Bidders".

          The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for each member of Parent and Riverland, each director and officer of the Purchaser and each of Messrs. Croxall and Laikin, for at least the last five (5) years and certain other information are set forth in Schedule I hereto.

          Except as described in this Offer to Purchase and in Schedule I hereto, (i) none of the Bidders or any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent, Riverland or the Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of the Bidders or any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past sixty (60) days.

          Except as provided in the Merger Agreement, the Tender and Voting Agreements or as otherwise described in this Offer to Purchase, none of the Bidders or any of the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

          Except as set forth in this Offer to Purchase, none of the Bidders or any of the persons listed on Schedule I hereto has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between any of the Bidders, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

          Available Information.    Pursuant to Rule 14d-3 under the Exchange Act, the Bidders have filed with the SEC a Tender Offer Statement on Schedule TO (the "Schedule TO"), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 2054. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Schedule TO and the exhibits thereto are also available to the public on the SEC's internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

In Schedule I of the Offer to Purchase, which is hereby entitled "MANAGEMENT, DIRECTORS AND EXECUTIVE OFFICERS OF PARENT, THE PURCHASER AND RIVERLAND," the following text is hereby added following the final paragraph on page 42:

          3.     RIVERLAND.    Riverland Enterprise LLC is the managing member of Parent. Riverland is a single-member limited liability company whose sole member is Douglas B. Croxall, whose information is set forth above.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2003	FIRE TRANSACTION SUB, INC.

	By:	/s/ Douglas B. Croxall
	Name:	Douglas B. Croxall
	Title:	President

Dated: November 24, 2003	JAGUAR TECHNOLOGY HOLDINGS, LLC

	By:	/s/ Douglas B. Croxall
	Name:	Douglas B. Croxall
	Title:	Duly authorized by managing member

Dated: November 24, 2003	RIVERLAND ENTERPRISES LLC

	By:	/s/ Douglas B. Croxall
	Name:	Douglas B. Croxall
	Title:	Managing Member

Dated: November 24, 2003	Douglas B. Croxall

/s/ Douglas B. Croxall

Dated: November 24, 2003	Daniel S. Laikin

/s/ Daniel S. Laikin

EXHIBIT INDEX

Exhibit No.	Exhibit Name
(a)(1)(A)	Offer to Purchase, dated October 23, 2003*
(a)(1)(B)	Form of Letter of Transmittal*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(5)(A)	Press Release issued by Parent on October 9, 2003 (incorporated by reference to the Schedule TO filing by Parent on October 9, 2003)
(a)(5)(B)	Summary Advertisement, as published in The New York Times on October 23, 2003*
(a)(5)(C)	Press Release issued by Parent on October 24, 2003*
(a)(5)(D)	Press Release issued by Parent on November 24, 2003.
(b)	Financing commitment letter addressed to Jaguar Technology Holdings, LLC from TSD Investments, LLC, dated as of October 8, 2003*
(d)(1)	Agreement and Plan of Merger, dated as of October 8, 2003, by and among FirePond, Inc., Jaguar Technology Holdings, LLC and Fire Transaction Sub, Inc.*
(d)(2)	Amendment No. 1 to Agreement and Plan of Merger, dated as of October 22, 2003, by and among FirePond, Inc., Jaguar Technology Holdings, LLC and Fire Transaction Sub, Inc.*
(d)(3)	Form of Tender and Voting Agreement, dated as of October 8, 2003, by and among Jaguar Technology Holdings, LLC, Fire Transaction Sub, Inc. and certain stockholders of FirePond, Inc.*
(d)(4)	Confidentiality Agreement, dated September 2, 2003, between Acclaim Financial Group Venture III, LLC and FirePond, Inc.*
(g)	Not applicable
(h)	Not applicable

*
Previously filed.

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  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Items 1 through 9 and Item 11
SIGNATURES
EXHIBIT INDEX